BlackRock California Municipal Income Trust (the “Registrant”)

77(I)
Terms of new or amended securities

The Registrant issued Series W-7 Variable Rate Muni Term Preferred Shares in a private placement on March 22, 2012 (the “VMTP Offering”). The Statement of Preferences of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares (the “Statement of Preferences”) contains a description of the Registrant’s Series W-7 Variable Rate Muni Term Preferred Shares and a copy of the Statement of Preferences is attached under Sub-Item 77Q1(a).  The proceeds from the VMTP Offering were used to redeem all of the Fund’s outstanding auction rate preferred shares.